

Bionomics Limited

17 July 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



08004017

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au



Bionomics **Limited**

ABN 53 075 582 740

17 July 2008   ASX Announcement

BIONOMICS LIMITED BROADCAST

BIONOMICS LIMITED (BNO) provides the opportunity to listen to an audio broadcast with **Dr Deborah Rathjen, CEO and MD** in a presentation titled **"BNO - Company Update - Dr Deborah Rathjen, CEO and MD"**.

To listen, simply click on the link below:

http://www.brr.com.au/event/47803

The presentation details are as follows:

- *BNO - Company Update - Dr Deborah Rathjen, CEO and MD*
- *Presented by Dr Deborah Rathjen, CEO and MD*
- *Thu, 17 Jul 2008 03:00PM AEST*

Boardroom Radio offers many free services, such as:

- **Boardroom Radio Alerts**
- **Easy access to archived presentations on demand**
- **Podcast subscription with daily updates**

Visit http://www.brr.com.au for more

For further information:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105, BNC210, for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform,

incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105, BNC210, BNO69 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.



Bionomics Limited

16 July 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely



Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1   +Class of +securities issued or to be issued

1)   LISTED ORDINARY SHARES
2)   LISTED ORDINARY SHARES
3)   LISTED ORDINARY SHARES
4)   LISTED ORDINARY SHARES
5)   LISTED ORDINARY SHARES
6)   LISTED ORDINARY SHARES
7)   UNLISTED ESOP OPTIONS

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	1) ONE HUNDRED THOUSAND (100,000) 2) FIVE THOUSAND (5,000) 3) FIVE THOUSAND (5,000) 4) FIFTEEN THOUSAND (15,000) 5) ONE HUNDRED THOUSAND (100,000) 6) FORTY SEVEN THOUSAND SEVEN HUNDRED AND FIFTY (47,750) 7) TWO HUNDRED AND THIRTY THREE THOUSAND (233,000)
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	1) FULLY PAID 2) FULLY PAID 3) FULLY PAID 4) FULLY PAID 5) FULLY PAID 6) FULLY PAID 7) $0.36 EXPIRY 2013
4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES

| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1) ONE HUNDRED THOUSAND (100,000) ... |

5	Issue price or consideration	1) $0.2766
		2) $0.24
		3) $0.2150
		4) $0.27
		5) $0.13
		6) $0.16
		7) NIL

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1) CONVERSION OF UNLISTED ESOP OPTIONS.
		2) CONVERSION OF UNLISTED ESOP OPTIONS.
		3) CONVERSION OF UNLISTED ESOP OPTIONS.
		4) CONVERSION OF UNLISTED ESOP OPTIONS.
		5) CONVERSION OF UNLISTED ESOP OPTIONS.
		6) CONVERSION OF UNLISTED ESOP OPTIONS.
		7) UNLISTED ESOP OPTIONS

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 JULY 2008

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	235,213,305	ORDINARY FULLY PAID (BNO)
		31,535,063	BNOOB OPTIONS
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,980,718	UNLISTED OPTIONS

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY |

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33   +Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38   Number of securities for which
  +quotation is sought

39   Class of +securities for which
  quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

  If the additional securities do not rank equally, please state:
  - the date from which they do
  - the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
  - the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

  Example: In the case of restricted securities, end of restriction period

  (if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 16 JULY 2008
                 Company Secretary

Print name: STEPHEN BIRRELL

